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Exhibit (c)(3)

LETTER FROM ABC TO BOARD OF DIRECTORS - 1/22/99

January 22, 1999


Board of Directors
Treadco, Inc.
1101 South 21st Street
Fort Smith, AR 72901

Attention:  John R. Meyers - CEO

Gentlemen:

     The Board of Directors of Arkansas Best Corporation has authorized me to advise you that we are proposing a transaction in which the shares of common stock of Treadco, Inc. not owned by Arkansas Best Corporation would be acquired for $9.00 per share in cash. Accordingly, we propose that we begin negotiations regarding the structure of such a transaction and the terms and conditions of a merger agreement pursuant to which Treadco, Inc. would again become a wholly owned subsidiary of Arkansas Best Corporation.

     In order to facilitate this proposal and consummation of the transaction, we have received the support of Shapiro Capital Management Company, Inc. ("Shapiro Capital"), which beneficially owns 1,132,775 shares or approximately 22% of Treadco, Inc.'s outstanding common stock. For your reference, we have attached a copy of the letter whereby Shapiro Capital agrees, among other things, to vote in favor of the proposed transaction.

     Given the relationship between Arkansas Best Corporation and Treadco, Inc., we believe that the parties can move expeditiously to a definitive agreement. We propose that Treadco, Inc.'s Board of Directors create a special committee of independent directors to consider our proposal. We recognize the special committee's right to seek and receive independent financial and legal advice. We and our advisors are ready and eager to begin work with Treadco, Inc.'s special committee and are confident that we can reach a mutually satisfactory structure and definitive agreement.

     In view of the impact that this proposal could have on the market for the shares of both companies, I am sure that both companies will want to make prompt public disclosure of this proposal. We contemplate advising the Nasdaq National Market of this proposal as soon as possible, and to issue a public announcement at that time. We believe that it would be best that we coordinate our announcement with yours.


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     We are very excited about this proposal, and to that end, we are ready to meet with you as soon as possible to discuss this proposal in greater detail and the structure of the transaction. We look forward to your response.

                                          Sincerely,

                                          /s/ David E. Loeffler
                                          Arkansas Best Corporation


Enclosure


cc:  Arkansas Best Corporation Board of Directors